Exhibit 4

GSO Crosstex Holdings LLC

280 Park Avenue

New York, New York 10017

January 6, 2010

Crosstex Energy, L.P.

2501 Cedar Springs

Dallas, Texas 75201

Ladies and Gentlemen:

This fee letter agreement (the “Fee Letter Agreement”), dated January 6, 2010, is between Crosstex Energy, L.P. (“Crosstex”) and GSO Crosstex Holdings LLC (the “Purchaser”). Reference is made to the Series A Convertible Preferred Unit Purchase Agreement, dated January 6, 2010, between Crosstex and the Purchaser (the “Purchase Agreement”). Capitalized terms used in this Fee Letter Agreement but not defined herein are used with the meanings assigned to them in the Purchase Agreement.

As consideration for the Purchaser’s agreement to enter into the Purchase Agreement, Crosstex hereby agrees to pay to the Purchaser or its designee concurrently with the Closing a fee (the “Fee”) in an amount equal to three percent (3.00%) of the Purchase Price paid by the Purchaser on the Closing Date. The Fee is in addition to Crosstex’s obligation to reimburse the Purchaser for fees and expenses as set forth in Section 7.01 of the Purchase Agreement.

You agree that, once paid at the Closing, the Fee or any part thereof payable hereunder and under the Purchase Agreement shall not be refundable under any circumstances. All Fees payable hereunder and under the Purchase Agreement shall be paid in immediately available funds to an account or accounts designated by the Purchaser.

This Fee Letter Agreement may not be amended or waived except by any instrument in writing signed by Crosstex and the Purchaser. This Fee Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. This Fee Letter Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Fee Letter Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

You agree that this Fee Letter Agreement and its contents are subject to the confidentiality provisions of the Purchase Agreement and the Non-Disclosure Agreement, except to the extent such information is required to be submitted to or filed with any Governmental Authority, including the Commission and the NASDAQ.

Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this Fee Letter Agreement.

Very truly yours,

GSO CROSSTEX HOLDINGS LLC, by its Members

BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP

By:	Blackstone / GSO Capital Solutions Associates LLC, its General Partner

By:	/s/ George Fan
George Fan – Authorized Signatory

GSO CROSSTEX HOLDINGS (US) INC.

By:	/s/ Marisa Beeney
Marisa Beeney – Authorized Signatory

Accepted and agreed to as of the date first above written:

CROSSTEX ENERGY, L.P.

By:	Crosstex Energy GP, L.P., its general partner

By:	Crosstex Energy GP, LLC, its general partner

By:	/s/ Joe A. Davis
Name:	Joe A. Davis
Title:	Executive Vice President, General Counsel and Secretary